EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2016	2015	2014(a)	2013(a)	2012(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$231,917	$252,886	$284,552	$254,718	$223,787
Interest and other debt expense	67,813	66,926	76,301	69,462	101,722
Interest portion of rental expense	890	738	728	749	647
Earnings before fixed charges	$300,620	$320,550	$361,581	$324,929	$326,156
Fixed charges:
Interest and other debt expense	$67,813	$66,926	$76,301	$69,462	$101,722
Interest portion of rental expense	890	738	728	749	647
Capitalized interest	1,531	986	423	262	266
Total fixed charges	$70,234	$68,650	$77,452	$70,473	$102,635
Ratio of earnings to fixed charges	4.28	4.67	4.67	4.61	3.18
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(a)	Interest and other debt expense in 2014, 2013 and 2012 includes a loss on early extinguishment of debt of $1.5 million, $2.1 million and $38.7 million, respectively.